Exhibit 99

June 24, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Outcome of the Board meeting of HDFC Bank Limited (“the Bank”) held on June 20, 2025

Pursuant to the applicable provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we wish to inform you that the Board of Directors of the Bank, at its meeting held on June 20, 2025, has approved the following:

●	31st Annual General Meeting (AGM)

The 31st AGM of the Bank will be held on Friday, August 8, 2025 at 02.00 p.m. Indian Standard Time (IST) through two-way video-conferencing (VC) in accordance with the applicable guidelines / circulars / rules issued by the Ministry of Corporate Affairs and Securities and Exchange Board of India in this regard.

●	Dividend Payment Date

In continuation to our intimation dated April 19, 2025, wherein we had informed about the recommendation of Board of Directors of the Bank for payment of dividend of Rs. 22 per equity share of Re. 1/- each of the Bank and fixing of record date for determining the eligibility of members entitled to receive such dividend as Friday, June 27, 2025, please note that dividend, if approved by the shareholders of the Bank at the AGM, shall be paid on or after Monday, August 11, 2025.

●	Appointment of one of the Joint Statutory Auditors

Based on the recommendations of the Audit Committee, the Board of Directors of the Bank has considered and approved the appointment of M/s. B S R & Co. LLP, Chartered Accountants, (ICAI Firm Registration No. 101248W/ W-100022) as one of the Joint Statutory Auditors of the Bank, to hold office for a period of 3 (three) years with effect from FY 2025-26 till and including FY 2027-28, subject to approval of the shareholders at the ensuing AGM of the Bank in place of M/s. Price Waterhouse LLP, Chartered Accountants, who rotate out in accordance with the Reserve Bank of India (RBI) guidelines, upon conclusion of the ensuing AGM. Further, the RBI has approved the appointment of M/s B S R & Co. LLP, Chartered Accountants as Joint Statutory Auditors for FY 2025-26 and their appointment for each subsequent year would be subject to RBI approval.

M/s B S R & Co. LLP, Chartered Accountants shall act as Joint Statutory Auditors of the Bank along with M/s Batliboi & Purohit, Chartered Accountants (ICAI Firm Registration No. 101048W) for the remainder of the term of M/s Batliboi & Purohit, Chartered Accountants. The brief profile of M/s. B S R & Co. LLP, Chartered Accountants is enclosed as Annexure I.

The Board meeting commenced at 9:30 a.m. and concluded at 3:25 p.m.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary &

Group Head – Secretarial & Group Oversight

Annexure I

Brief profile of M/s. B S R & Co. LLP, Chartered Accountants

M/s. B S R & Co., Chartered Accountants was constituted on March 27, 1990 as a partnership firm having firm registration no. as 101248W. It was converted into limited liability partnership i.e.M/s. B S R & Co. LLP on October 14, 2013 thereby having a new firm registration no. 101248W/W-100022.M/s. B S R & Co. LLP is a member entity of B S R & Affiliates, a network registered with the Institute of Chartered Accountants of India. B S R & Co. LLP has its head office in Mumbai and has 14 other branches in India.

M/s. B S R & Co. LLP has over 4000 staff and 140 Partners. M/s. B S R & Co. LLP audits various companies listed on stock exchanges in India including companies in the Financial Services sector.